SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James's Square	120 Collins Street
London, SW1Y 4LD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1	13 April 2007	Rio Tinto plc AGM:
Third successive record year for Rio Tinto

99.2	13 April 2007	Rio Tinto plc AGM:
Results of voting at 2007 annual general meeting

99.3	19 April 2007	Operating report:
First quarter 2007 operations review

99.4	27 April 2007	Rio Tinto Limited AGM:
Third successive record year for Rio Tinto

99.5	27 April 2007	Rio Tinto Limited AGM:
Results of voting at 2007 Annual General Meetings of Rio Tinto plc and Rio Tinto Limited

99.6	April 2007	Transactions in own shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By /s/	Anette V Lawless	By /s/	Anette V Lawless

Name	Anette V Lawless	Name	Anette V Lawless
Title	Secretary	Title	Assistant Secretary

Date	3 May 2007	Date	3 May 2007